

November 17, 2010

Yury Shcharbakou, CEO
Solo International, Inc.
c/o Incorp Services, Inc.
375 North Stephanie St., Suite 1411
Henderson, NV 89014-8909

>   **Re: Solo International, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 22, 2010**
>   **File No. 333-170096**

Dear Mr. Shcharbakou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1.   We note your statements in this section and in your business description that you have not yet begun operations. Please disclose in both sections when you expect to begin operations. In this regard, we note that you have entered into a service agreement with TIRCARS SP. J. Please disclose when you intend to commence work pursuant to this service agreement.

Risk Factors

"If we do not obtain additional financing…," page 8

2.   You indicate in this risk factor that you will be able to continue operations for one year with currently available resources. However, you disclose on page 30 that your current cash reserves are not sufficient to meet your obligations for the next 12-month period.

Please reconcile these disclosures. To the extent that a deficiency in capital resources is perceived, revise your risk factor to alert investors to the minimum additional capital expected to be necessary to fund your planned operations for the 12-month period.

"Because our sole director has an interest in a company involved in the same industry…," page 10

3. We note the statement in this risk factor that your sole director is associated with another company that is engaged in a similar business to yours and that you do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. Please disclose how your management will determine to which entity a particular business opportunity should be presented.

"There is no current trading market for our securities…," page 12

4. The disclosure in this risk factor is very similar to the disclosure provided in the risk factor on page 11 with the following subheading: "If a market for our common stock does not develop, shareholders may be unable to sell their shares." Please consider combining these two risk factors.

Description of Business

Pro-forma Revenues, page 22

5. Please remove "pro-forma" from your caption and related disclosures, as this appears to be misleading wording in that this is not pro-forma information. Rather, use different wording, such as plan of operations or milestones to better reflect the nature of these disclosures.

VAT (Value Added Tax), page 23

6. You must be able to substantiate on a reasonable basis all of projections and assertions that you make in the registration statement. Accordingly, please provide us with support for your claim that you expect to have at least 3 customers per month.

Plan of Operation, page 27

7. We note your statement in this section that you do not anticipate generating any revenues until you implement your business plan and execute your first service agreement. Since you have executed a service agreement with TIRCARS SP. J, please revise this statement to disclose when you expect to begin work on your service agreement with TIRCARS SP. J and the amount of revenue you expect to generate in connection with the agreement.

8.   We note the table on page 29 that lists the costs you expect to incur over the next 12 months. This table does not appear to include the costs associated with being a publicly reporting company. Please address in this section the material costs associated with being a publicly reporting company and how you intend to pay for such expenses.

Reports to Security Holders, page 61

9.   We note your statement in this section that as a result of this offering, you will become subject to the reporting and other requirements of the Exchange Act. Please tell us whether you intend to file a Form 8-A to register your common stock under the Exchange Act. If you do not intend to file a Form 8-A, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act, and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Directors, Executive Officers, Promoters and Control Persons

Biographical Information, page 32

10.   We note your disclosure in this section that Mr. Shcharbakou has been working as an architect for various architectural companies in Europe since 1972. Please disclose the name of each architectural company for which Mr. Shcharbakou has worked since 2005. Refer to Item 401(e) of Regulation S-K. Also, we note your statement in this section that Mr. Shcharbakou has not been involved in certain legal proceedings in the past five years. Please note that Item 401(f) of Regulation S-K requires the discussion of your officer's involvements in certain legal proceedings during the past ten years. Please revise this section as necessary.

Notes to the Financial Statements, page 42

11.   Please identify your fiscal year-end in your footnotes.

2.Summary of Significant Accounting Polices

Foreign Currency Translation, page 42

12.   Please disclose how you determined that your functional currency is the United States dollar. In this regard, we note that you are a Poland based corporation and your target market is Poland, as disclosed on page 5. In addition, we note your disclosure on page 49, that no offer or sale was made to a U.S. person as it relates to prior offerings.   In your disclosure, clarify the denomination of your cash reserves. Refer to ASC 830-10-45.

6. Subsequent Events, page 44

13.   We note that you have limited your evaluation of subsequent events through October 15, 2010, although you filed your Form S-1 on October 22, 2010. Please perform your evaluation of subsequent events through the date you file your latest Form S-1. Refer to ASC 855-10-20 & 25.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

       Sincerely,

       Matthew Crispino
       Staff Attorney

cc: <u>Via Facsimile: (949) 660-9010</u>
       Stepp Law Corporation